[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sablaw.com

August 22, 2006

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Marathon Acquisition Corp. – Registration Statement on Form S-1 filed on
May 12, 2006 (File No. 333-134078), as amended on August 18, 2006
(the “Registration Statement”)

Dear Mr. Reynolds:

On behalf of Marathon Acquisition Corp. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement.

We are filing Amendment No. 5 in response to your letter dated August 17, 2006, which sets forth the comments of the staff (the “Staff”) of the Division of Corporation Finance on the Company’s Registration Statement, as well as the oral comments provided by the Staff on August 18, 2006. The Staff’s comments are set forth below. Each of the Staff’s comments is followed by the Company’s response.

Prospectus Summary, page 1

1(a).	Comment:

We note that Mr. Gross is co-chairman of the investment committee of Magnetar Financial LLC, a company described as “a multi-strategy alternative investment manager with over $3 billion in assets under management.” Mr. Gross heads its “credit and private investment business.” Please explain the meaning of “alternative investment” and “multi-strategy alternative investment manger,” and describe the company’s credit and private investment business.

John Reynolds

August 22, 2006

Characterize the types of investments made by Magnetar Financial LLC. State whether it is regulated under any of the federal securities laws.

Response: The Company has revised the disclosure on pages 1, 22, 40, 54 and 58 in response to the Staff’s comment. The Company further advises the Staff on a supplemental basis that Magnetar Financial LLC is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

1(b).	Comment:

In addition, the staff notes that significant disclosure is provided throughout the prospectus regarding the background and experience of Mr. Gross’ existing and ongoing involvement in private equity funds, or similar investment vehicles or investment advisor firms. In light of the ongoing nature of such involvement, and the company’s stated intent to at least initially focus on acquisition candidates in any industry group and not to focus on any specific industry, please provide the following disclosure:

(i)	provide a listing of each entity in which Mr. Gross is involved which a conflict of interest may or does exist with the company;

Response: The Company confirms to the Staff that all entities with which Mr. Gross is currently involved have been disclosed. The Company respectfully refers the Staff to the disclosure set forth under “Management–Conflicts of Interest,” as well as the related risk factor disclosure set forth on pages 21 and 22 of the prospectus.

(ii)	indicate for each such entity the priority and preference such entity has relative to the company with respect to performance of obligations and the presentation of business opportunities;

Response: The Company has revised the disclosure on page 1 of the prospectus in response to the Staff’s comment. The Company further refers the Staff to the risk factor disclosure set forth on pages 21 and 22 of the prospectus, as well as the disclosure set forth in the section entitled “Management – Conflicts of Interest” beginning on page 57 of the prospectus.

(iii)	in light of the fact that Mr. Gross is looking at the same investment opportunities with respect to both the company and those other entities in which he is involved, it would appear that all contacts and discussions currently being conducted by Mr. Gross are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and

Response: The Company has revised the disclosure on pages 1, 22, 40, 54, 58 and 62 of the prospectus in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that neither Magnetar Financial LLC, nor any Magnetar-related entities,

John Reynolds

August 22, 2006

currently have any investments that would be analogous to the type of business combination for which the Company was formed. In addition, during his tenure at Magnetar Financial LLC, Mr. Gross has not evaluated any such investments, either on behalf of Magnetar Financial LLC, any Magnetar-related entities, or otherwise.

(iv)	to the extent that Mr. Gross has established criteria by which he is evaluating any contacts or discussions insofar as they relate to the company, disclose such criteria and discuss how they are applied.

We may have further comment.

Response: The Company respectfully refers the Staff to the criteria for prospective target companies set forth on pages 2, 39 and 40 of the prospectus. The Company further confirms to the Staff that, as indicated on page 1 of the prospectus, neither the Company, nor anyone on the Company’s behalf, including Mr. Gross, has “contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to” a potential business combination.

2.	Comment:

The prospectus states at page 57 that MAC Holdings, LLC, an entity affiliated with Magnetar Financial LLC, will hold an economic interest in Marathon Founders, LLC and Marathon Investors, LLC. Please incorporate this information in the prospectus summary and elsewhere in the prospectus, as appropriate. Describe the interest in question and the business of MAC Holdings, LLC. Identify any economic interest that Mr. Gross, or any of the other directors of the company, i.e., Messrs. Aron, Simon and Sheft, holds, directly or indirectly, in MAC LLC, the Magnetar entities and /or the Marathon entities.

Response: The Company has revised the disclosure on pages 1, 22, 58 and 60 of the prospectus in response to the Staff’s comment. The Company further advises the Staff on a supplemental basis that Marathon Acquisition Corp. Holdings LLC (formerly MAC Holding LLC) has been formed by Magnetar Financial LLC as a wholly-owned subsidiary solely for the purpose of holding the economic interest in any distributions received by Mr. Gross as a result of his ownership of Marathon Founders, LLC and Marathon Investors, LLC. Further, Magnetar Financial LLC has no voting or investment control with respect to Marathon Founders LLC or Marathon Investors LLC, or any securities held thereby, as a result of such economic interest. The Company further refers the Staff to the disclosure on pages 1, 22 and 58 of the prospectus which indicates that Mr. Gross is a senior partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. Mr. Gross holds no other interest in Magnetar Financial LLC or any Magnetar-related entities, other than his ownership interest as partner in Magnetar Capital Partners LP, and holds no interest in the Company, or in any related entity (including Marathon Founders, LLC and Marathon Investors, LLC), other than as disclosed on page 60 of the prospectus. In addition, the Company confirms to the Staff that none of Messrs. Aron, Simon or Sheft hold any interest in Magnetar Financial LLC or any Magnetar-related entities, or in the

John Reynolds

August 22, 2006

Company, or in any related entity (including Marathon Founders, LLC and Marathon Investors, LLC), other than as disclosed on page 60 of the prospectus.

3.	Comment:

The staff notes the references to Mr. Gross’ contacts and network of relationships. Please disclose whether any of his contacts has taken any affirmative steps to search for or locate a nonaffiliated target business and whether any potential nonaffiliated target business has contacted him, preliminarily or otherwise.

Response: The Company respectfully refers the Staff to the disclosure set forth on the cover page of the prospectus and the disclosure added to page 1 of the prospectus, which states that neither the Company, nor anyone on the Company’s behalf has “contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to” a potential business combination. The Company further confirms to the Staff that neither Mr. Gross, nor any of his contacts, has taken any affirmative steps to search for or locate a non-affiliated target business, nor has any potential non-affiliated target business contacted Mr. Gross.

Stockholders must approve initial business combination, page 8

4.	Comment:

We note the statements on page 10 and elsewhere in the prospectus that “[W]e will dissolve and promptly distribute only to our public stockholders the amount in the trust account…” Contrast this statement with the disclosure on page 15 and elsewhere in the prospectus that “upon our dissolution we will be required to pay or make reasonable provision to pay all of our claims and obligations, including all contingent, conditional or unmatured claims.” Please revise the disclosure throughout the prospectus to be consistent with the disclosure on page 15 to the effect that creditor claims are required to be provided for prior to any distribution to the stockholders from the trust account. Further, please substantially revise the summary, particularly the subsection “Liquidation if no business combination,” as well as all other related disclosure in the prospectus, to disclose the requirements of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

Response: The Company has revised the disclosure on pages 12, 13, 17, 18 and 48 of the prospectus in response to the Staff’s comment.

John Reynolds

August 22, 2006

Conditions to consummating our initial business combination, page 9

5.	Comment:

Please clarify here and elsewhere, as appropriate, whether the company views the 20% threshold as a definitive term, or one that could be modified prior to an initial business combination. See page 46.

Response: The Company has revised the disclosure on page 48 of the prospectus in response to the Staff’s comment.

6.	Comment:

We note that Mr. Gross has agreed to indemnify the company for its out-of-pocket costs, excluding certain types of costs, in connection with a dissolution and liquidation. Please add disclosure concerning the conditions to indemnification. See, e.g., page 15 in contrast to the disclosure on page 44.

Response: The Company has revised the disclosure on pages 12, 17 and 48 of the prospectus in response to the Staff’s comment. The Company further advises the Staff on a supplemental basis that Mr. Gross (i) will be personally liable for ensuring that the proceeds in the trust account are not reduced by claims by vendors, but only to the extent that such vendors do not agree to execute a waiver of claims against the trust account, and (ii) has agreed to indemnify the Company for its out-of-pocket costs, excluding special, indirect or consequential costs such as litigation, associated with dissolution and liquidation, to the extent those costs exceed the $3.9 million of interest the Company is entitled to receive from the trust account.

Determination of offering amount, page 12

7.	Comment:

We note that the company believes, “[b]ased primarily on the experience of Mr. Gross, that ‘there should be numerous opportunities to acquire one or more companies in the range between $250 million to $1.25 billion…” Please provide support for this statement, which otherwise appears speculative. On page 21, the prospectus states that the company will have about $283.6 million with which to complete a business combination. Please explain why the range significantly exceeds $283.6 million.

Response: The Company has revised the disclosure on page 13 of the prospectus in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that the use of additional capital stock or debt, in conjunction with the proceeds held in the trust account, would enable the Company to acquire a target business within the Company’s target range based on the experience of Mr. Gross. The Company also refers the Staff to the risk factor

John Reynolds

August 22, 2006

disclosure contained on pages 18, 19 and 20 of the prospectus regarding the effect that such equity or debt financing could have on existing shareholders of the Company.

Risk Factors, page 14

8.	Comment:

Please modify the last sentence in risk factor eight on page 17 to state that the liability of stockholders “will” extend beyond the third anniversary of dissolution.

Response: The Company has revised the disclosure on page 19 of the prospectus in response to the Staff’s comment.

9.	Comment:

Please add a risk factor to discuss the possibility that the unanimous consent requirement in the company’s Certificate of Incorporation may not be enforceable under Delaware law, and that, as a result, the requirements and restrictions of the Certificate of Incorporation could be amended to reduce or eliminate the protections that are now afforded to stockholders.

Response: The Company has revised the disclosure on page 49 of the prospectus in response to the Staff’s comment.

10.	Comment:

We note the statement in the seventeenth risk factor on page 20 that, if the company does not consummate a business combination, “the $5.5 million purchase prices of the sponsor warrants will be included in the working capital that is distributed to our public stockholders in the event of our liquidation.” On page 2, however, the prospectus summary states that the $5.5 million of proceeds will be added to the proceeds of this offering and held in the trust account; and will be part of any liquidating distribution. Please address the inconsistency.

Response: The Company has revised the disclosure on page 22 of the prospectus in response to the Staff’s comment.

Competition, page 50

11.	Comment:

We note the statement that, “…we believe there are numerous potential target businesses with which we could combine…” Please either provide support for this statement or delete it as speculative.

John Reynolds

August 22, 2006

Response: The Company has revised the disclosure on page 52 of the prospectus in response to the Staff’s comment.

Exhibit 5.1

12.	Comment:

Please provide us with confirmation that your counsel concurs with our understanding that the reference and limitation to “Delaware General Corporation Law” included in your counsels’ legal opinion, attached as Exhibit 5.1 to your registration statement, includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response: We hereby confirm that we concur with the Staff’s understanding that the reference and limitation to “Delaware General Corporation Law” included in our opinion, dated August 1, 2006 and filed as Exhibit 5.1 to the Company’s current registration statement, includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

13.	Comment:

The assumptions contained in the legal opinion attached as Exhibit 5.1 to your registration statement appear overly broad. Please revise or advise.

Response: The Company has filed a revised legal opinion as an exhibit to Amendment No. 5 in response to the Staff’s comment.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805 or the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus